Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

July 31, 2005

TABLE OF CONTENTS

PAGE

Notice to Reader

1

Consolidated Balance Sheet

2

Consolidated Statement of Operations and Deficit

3

Consolidated Statement of Cash Flows

4

Notes to the Financial Statements

5 - 12

Notice to Reader

The management of Titan Trading Analytics Inc. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and included all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated:  September 19, 2005

signed “Ken Powell”

President, CEO and CFO

TITAN TRADING ANALYTICS INC.
(Continued under the laws of Alberta)
Consolidated Interim Balance Sheet
(unaudited - prepared by management)
(Canadian Dollars)
	July 31,	October 31,
	2005	2004
ASSETS	(Unaudited)	(Audited)
CURRENT
Cash and cash equivalents	$ -	$ -
Due from subsidiaries (Note 4)	12,990	-
Goods and services tax receivable	11,611	11,663
Prepaid expenses	1,952	-
Accounts receivable - other	15,000	-
Deposit on technology (Note 3)	62,735	62,735
	104,288	74,398
Property and equipment (Note 5)	25,637	19,055
	$ 129,925	$ 93,453
LIABILITIES
CURRENT
Bank indebtedness	$ 14,421	$ 2,236
Accounts payable and accrued liabilities	107,194	172,446
Loans and advances (Note 6)	58,760	223,962
	180,375	398,644
CAPITAL DEFICIENCY
Share capital (Note 7)	4,763,313	3,948,594
Contributed surplus (Note 7)	65,795	11,200
Warrants (Note 7)	252,340	116,544
Deficit	(5,131,897)	(4,381,529)
	(50,449)	(305,191)
	$ 129,926	$ 93,453
Continuing Operations (Note 1)

APPROVED BY THE BOARD OF DIRECTORS
....(signed) Richard Sharples,.... Director
....(signed) Robert F. Roddick,.. Director

TITAN TRADING ANALYTICS INC.
(Continued under the laws of Alberta)
Consolidated Statement of Operations and Deficit
(Unaudited prepared by management)
	three months ended		nine months ended
	July 31 ,		July 31 ,
	2005	2004	2005	2004
Software and subscription sales	$ -	$ -	$ -	$ -
EXPENSES
Advertising, marketing and promotion	5,309	3,547	15,774	6,662
Amortization	2,112	1,675	4,970	2,569
Bank charges and interest	236	35	872	379
Management and consulting fees (note 8)	26,800	37,500	81,769	145,008
Office and miscellaneous	3,419	481	20,511	3,628
Professional fees	40,509	27,973	80,754	44,537
Rent	3,160	-	22,197	11,738
Shareholder communications	5,889	4,828	40,745	16,079
Filing and regulatory fees	12,572	-	65,346	-
Travel	6,893	15,906	25,823	23,153
Business development fees	-	-	101,982	-
Research and development	80,072	20,815	235,030	51,907

	186,971	112,760	695,773	305,660
Net Loss From Operations	(186,971)	(112,760)	(695,773)	(305,660)
Share Compensation (Note 7)	(650)	(22,000)	(54,595)	(151,500)
Net Loss for the Period	(187,621)	(134,760)	(750,368)	(457,160)
DEFICIT, BEGINNING OF PERIOD	(4,944,276)	(4,246,340)	(4,381,529)	(3,923,940)
DEFICIT, END OF PERIOD	$ (5,131,897)	$ (4,381,100)	$(5,131,897)	$ (4,381,100)

BASIC AND DILUTED LOSS PER SHARE	$ (0.01)	$ (0.01)	$ (0.04)	$ (0.04)
WEIGHTED AVERAGE NUMBER OF
SHARES USED TO CALCULATE
BASIC AND DILUTED LOSS
PER SHARE	17,494,766	11,052,966	17,494,766	11,052,966

TITAN TRADING ANALYTICS INC.
(Continued under the laws of Alberta)
Consolidated Statement of Cash Flows
(Unaudited)

	three months ended January 31,		nine months ended
	July 31 ,		July 31 ,
	2005	2004	2005	2004
OPERATING
Net loss for the period	$(187,621)	$ (134,760)	$ (750,368)	$ (457,160)
Adjustments for non-cash items:
Amortization	2,112	1,675	4,970	2,569
Share compensation	650	22,000	54,595	151,500
	(184,859)	(111,085)	(690,803)	(303,091)
Net changes in non-cash working capital balances	19,955	62,292	(39,442)	78,958
	(164,904)	(48,793)	(730,245)	(224,133)
INVESTING ACTIVITIES
(Purchase) sale of property and equipment	(1,481)	(10,920)	(11,553)	(12,819)
	(1,481)	(10,920)	(11,553)	(12,819)
FINANCING ACTIVITIES
Issuance of Share Capital (Net of Proceeds)	203,984	-	950,515	114,000
Share subscription deposits		31,000		225,200

Loans and advances	(14,114)	(12,760)	(220,902)	(92,785)
	189,870	18,240	729,613	246,415
DECREASE IN CASH AND
CASH EQUIVALENTS	23,485	(41,473)	(12,185)	9,463
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	(37,906)	51,639	(2,236)	703
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$ (14,421)	$ 10,166	$ (14,421)	$ 10,166
CASH USED IN OPERATING ACTIVITIES
INCLUDES
Bank charges and interest	$ 236	$ 35	$ 872	$ 379

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to the Consolidated Financial Statements

Nine months ended July 31, 2005

1.

CONTINUING OPERATIONS

The consolidated financial statements of Titan Trading Analytics Inc. (“Titan” or the “Company”) have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, has no revenue in Q-3, 2005, has a working capital deficiency of $76,087 ($324,246 – October 31, 2004) and a capital deficiency of $50,449 ($305,191 – October 31, 2004).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, completing a private placement (Note 11) obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2005, however, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its inactive wholly-owned subsidiary, Titan Trading Corp.  All intercompany balances and transactions have been eliminated on consolidation.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to the Consolidated Financial Statements

Nine months ended July 31, 2005

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.

Software and systems development

Software and systems development costs are amortized on a product-by-product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the Company's products does not exceed three years.

Property and equipment

Computer equipment is recorded at cost and is amortized at 30% declining balance per annum.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Software and subscription sales

Revenue arising from software and subscription sales is recognized at the time of the sale unless the Company is obligated to provide services in the future, in which case a portion of the revenue is deferred until the services have been performed.

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in Note 7. No compensation expense is recognized for this plan when the stock options are issued.  Any consideration paid by option holders for the purchase of stock is credited to capital stock.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to the Consolidated Financial Statements

Nine months ended July 31, 2005

2.      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

Loss per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

3.

DEPOSIT ON TECHNOLOGY SOFTWARE

This amount was paid to a Director during 2004.  The amount will be used to purchase the intellectual property once an agreement has been reached between the party and the Company.  If an agreement is not reached, the amount will become due to the company.  The amount is unsecured and does not bear interest.

4.

DUE FROM SUBSIDIARIES

Titan Trading GP Inc. and Titan Trading USA, LLC, two wholly owned subsidiaries of Titan Trading Analytics Inc., were formed subsequent to year end.  There have been no significant transactions within the two entities as of the end of quarter three.  The amounts are in the normal course of business and are recorded at the current exchange rate.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to the Consolidated Financial Statements

Nine months ended July 31, 2005

5.

PROPERTY AND EQUIPMENT

	July 31, 2005			October 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$ 41,730	$ 17,915	$ 23,815	$ 32,068	$ 13,013	$ 19,055
Office Furniture	1,891	69	1,822	-	-	-

Software
development costs	947,877	947,877	-	947,877	947,877	-
	$ 991,498	$ 965,861	$ 25,637	$ 979,945	$ 960,890	$ 19,055

Asset retirement obligations

Effective November 1, 2003, the Company adopted new Handbook Section 3110, “Asset Retirement Obligations.”  This section provides guidance on recognizing and measuring liabilities related to the legal obligations of retiring property, plant and equipment.  These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows.  The asset retirement cost is capitalized as part of the related asset and is amortized into income over time.  The adoption of this new standard did not have an impact on the consolidated financial statements.

6.       LOANS AND ADVANCES

Amounts due are non-interest bearing, unsecured and have no fixed terms of repayment.  An amount of $58,760 is due to a director of the Company and his associated company.

7.       SHARE CAPITAL

	2005		2004		2003
	Shares	Amount	Shares	Amount	Shares	Amount
Authorized unlimited number of common shares, and unlimited number of preferred shares
Issued and outstanding beginning of year	13,024,965	$3,948,594	9,812,966	$3,715,938	9,812,966	$3,715,938
Private Placements Exercise of Warrants Shares for Debt Share Issuance Costs	4,984,000 330,000 1,748,408	775,950 39,600 209.809 (74,843)	1,240,000	124,000
Costs of Warrants		(135,797)
Balance as at July 31	20,087,373	4,763,313	11,052,966	3,839,938	9,812,966	$3,715,938

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to the Consolidated Financial Statements

Nine months ended July 31, 2005

7.

SHARE CAPITAL (CONTINUED)

    At July 31, 2005, no preferred shares have been issued.

At July 31, 2005, 1,800,000 common shares were held in escrow. The release from escrow is based upon the passage of time.

Stock Option Plan - Employees

Effective November 1, 2002, the Company adopted the recommendations of the CICA for accounting for stock-based compensation.  As permitted under the new rules, the Company has elected to measure compensation expense as the difference, if any, between the quoted market value of the stock at the date of grant and the exercise price at the date of grant.  The exercise price of options granted to employees by the Company is not less than the market value at the date of grant, and consequently, no compensation related to employee stock options has been recorded.

Stock Option Plan - Non-employees

In accordance with CICA Section 3870, compensation for costs for stock options issued to non-employees will be calculated using the Black-Scholes option pricing model. During nine months ending July 31, 2005, 1,810,593 options were granted resulting in a compensation expense of $54,595.

The Company has options outstanding under the stock option plan as follows:

Nine months ended July 31	2005		2004
	Common Shares	Weighted-Average Exercise Price	Common Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	1,700,000	$ 0.10	360,000	$ 0.25
Granted Cancelled or Expired	1,810,593 -	$ 0.22 -	2,050,000 (710,000)	$ 0.10 -
Outstanding at end of period	3510,593	$ 0.16	1,700,000	$ 0.10
Exercisable at end of period	2,152,648	$ 0.13	1,700,000	$ 0.10

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to the Consolidated Financial Statements

Nine months ended July 31, 2005

7.

SHARE CAPITAL  (CONTINUED)

(a)

Equity placements

Quarter 3

In May, 2005, pursuant to a private placement, the Company issued 1,167,000 units at $0.20 per unit, for aggregate proceeds of $233,400.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each of the 583,500 warrants entitles the holder to purchase one common share at $0.27 per share, until expiry on May 19, 2006. A Director of the Company subscribed for 200,000 units of the placement.

Quarter 2

In February 2005, pursuant to a private placement, the Company issued 1,453,333 units at $0.15 per unit, for aggregate proceeds of $218,000.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entities the holder to purchase one common share at $0.20 per share in year one and $0.25 per share in year two, until expiry on February 14, 2007.

In March 2005, the Company completed a private placement offering in an amount of CDN $120,000 (US $100,000).  The 1,000,000 units issued, had a subscription price of $0.12 Canadian ($0.10 US) per unit.  Each unit consisted of one common share and one half of a purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company for a price of $0.18 Canadian ($0.15 US) until one year after the closing date.  The subscriber to the private placement was a private investment group from the United States.

The issue costs relating to these placements totaled $24,001.

Quarter  1

In November 2004, pursuant to a private placement, the Company issued 1,363,667 units at $0.15 per unit, for aggregate proceeds of $204,550.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.20 per share in year one, and $0.25 per share in year two, until expiry on November 30, 2006.

In January 2005, the Company issued 1,748,408 common shares at a deemed value of $0.12 per share in exchange for the settlement of $209,809 of loans and advances.  Of the common shares issued, 742,533 common shares were issued to settle $89,104 of loans and advances from an officer and director of the Company.

The issue costs relating to these placements totaled $21,426.

(b)

Warrants Exercised:

During current fiscal year to date, a total of 330,000 warrants were exercised into common shares at $0.12 per share, for aggregate proceeds of $39,600.

8.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals:

	Nine months ended July 31,
	2005	2004	2003
Management, consulting and administration fees	$ 81,769	$ 145,008	88,650
Research and development	235,030	51,907	-
Deposit on Technology (Note 3)	62,735	-	-
Loans and Advances (Note 6)	58,760	129,334	188,384

At July 31, 2005, $58,760 (October 31, 2004 - $223,962) due to an officer and director is included in loans and advances. The related party transactions are in the normal course of operations and are recorded at the exchange amount are unsecured and non-interest bearing.

The Deposit on Technology was paid to a Director during 2004.  The amount will be used to purchase the intellectual property once an agreement has been reached between the party and the Company.  If an agreement is not reached, the amount will become due to the Company.  The amount is unsecured and does not bear interest.

9.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, goods and services tax receivable, accounts payable, and loans and advances. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to their short-term nature.

10.

SEGMENTED INFORMATION

The Company did not generate any revenues in the current period. The Company’s property and equipment is located in Canada, the United States, and the United Kingdom.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to the Consolidated Financial Statements

Nine months ended July 31, 2005

11.

SUBSEQUENT EVENTS

In August, 2005, the Company completed a Shares for Debt transaction in the amount of $262,500, where 1,050,000 common shares in the capital of the Corporation were issued, at a deemed price of $0.25 to a director of the Corporation for debt related to the purchase of Technology software.

The Company intends to proceed with a non-brokered private placement offering units at a purchase price of $0.18 Canadian per Units ($0.15 US).  Each unit will consist of one (1) Common Share in the share capital of Titan and one-half of one common share purchase warrant.  Each whole Warrant will entitle the holder thereof to purchase one (1) additional common share in the capital of Titan at the price of $0.30 Canadian ($0.25 US) at any time within two years from the initial Closing Date.